SEPARATION AGREEMENT AND GENERAL RELEASE

1.           This Separation Agreement and General Release (“Agreement”) is between Jerome Cooper (“You”, “you”, “your” or “Your”), an individual with an address of 10 West Broadway, Apt. 9F,  Long Beach, New York 11561 and GTJ REIT, Inc. (the “Company” or “GTJ”).  Upon Your acceptance of the terms and conditions set forth in this Agreement, the Company agrees to provide You with the separation package set forth in this Agreement on the conditions set forth herein.

WHEREAS, Jerome Cooper has devoted over 50 years to GTJ and its predecessor companies;

WHEREAS, Jerome Cooper’s foresight allowed the Green Bus, Triboro and Jamaica Bus Companies to survive the predations of the City of New York, receive a $20,000,000.00 settlement from the City of New York and to transform into a public REIT;

WHEREAS, Jerome Cooper guided GTJ through the purchase of the Wu/Lighthouse portfolio which created a 32 property REIT thereby diversifying and strengthening the GTJ portfolio;

WHEREAS, Jerome Cooper dramatically increased shareholder value during his stewardship in that share valuation increased 1,596% and dividend distributions increased 583%;

WHEREAS, Jerome Cooper has conducted himself with a dignity that has reflected well upon GTJ and has earned the respect and admiration of everyone affiliated with GTJ.

2.           Last Day of Employment:  Your last day of employment with the Company is mutually agreed to constitute December 31, 2013. (“Last Day”) and you will be paid your regular salary for all days worked through the Last Day.

a.           The Agreement specifically does not concern, limit or otherwise affect your continuing and ongoing role, duties or compensation as a Member of the GTJ Board of Directors.

3.           Separation Payments:  In consideration of your signing this Agreement and your other promises and covenants contained herein, the Company will pay you the following sums to which you are not otherwise entitled:

a.           The Company will pay you, or your heirs $360,000.00 in three equal installments of $120,000.00 payable on January 1, 2014, January 1, 2015, and January 1, 2016 less payroll deductions after the expiration of any statutory revocation periods.  Your right to receive any installment payments shall be treated as a right to receive a series of separate and distinct payments.

b.    You hereby waive any right under Section 5003-a of the New York Civil Practice Law and Rules to receive any consideration described in this Agreement at a time or in any manner other than that expressly provided for in this paragraph.

4.           General Release:

a.           In consideration of the above, and all of the terms of this Agreement, you, Jerome Cooper, for yourself, your agents, successors, heirs and assigns (“Releasors”), do hereby release, remise and forever discharge GTJ REIT, Inc. and each of its parents, subsidiaries, affiliates, related entities, predecessors, successors, assigns, and each of its current and former agents, servants, shareholders, employees, officers, directors, managers, executives, members, trustees, employees, representatives, board members, attorneys, investors and insurers and each of their heirs, successors, executors and administrators and all persons acting by, through, under and/or in concert with any of them (“Releasees”) of and from any and all claims, demands, causes of action, actions, rights, damages, judgments, costs, compensation, suits, debts, dues, accounts, bonds, covenants, agreements, expenses, attorneys’ fees, damages, penalties, punitive damages and liability of any nature whatsoever, in law or in equity or otherwise, which Releasors (You)  have had, now have, shall or may have, whether known or unknown, foreseen or unforeseen, suspected or unsuspected, by reason of any cause, matter or thing whatsoever, from the beginning of the world to the effective date of this Agreement, including those relating to or arising out of your employment with the Company and/or its affiliates, the terms and conditions of such employment, and the termination of that employment.

b.           By the general release set forth in this paragraph, you acknowledge that you are giving up all claims relating to or arising out of your employment with GTJ REIT, Inc. and/or its affiliates, the terms and conditions of such employment, and the termination of that employment, including but not limited to claims for breach of contract or implied contract, wrongful, retaliatory or constructive discharge, negligence, misrepresentation, fraud, detrimental reliance, promissory estoppel, defamation, invasion of privacy, impairment of economic opportunity, tortious interference with contract or business relationships, intentional or negligent inflection of emotional distress, any and all other torts, and claims for attorneys’ fees, as well as including but not limited to any and all statutory claims referred to herein.

c.           You further acknowledge that various federal, state and local laws prohibit discrimination based on age, gender, sexual orientation, race, color, national origin, religion, disability, handicap or veteran’s status.  These include Title VII of the Civil Rights Act of 1964, the Civil Rights Acts of 1866 and 1871, and the Civil Rights Act of 1991 (relating to gender, national origin, religion, race and certain other kinds of job discrimination); the Pregnancy Discrimination Act; the Age Discrimination in Employment Act and the Older Workers’ Benefit Protection Act (relating to age discrimination in employment); the Rehabilitation Act of 1973, the Americans with Disabilities Act, and Delaware’s Handicapped Persons Employment Protections Act (relating to disability discrimination in employment); the New York Human Rights Act (prohibiting all of the above forms of employment discrimination); and the New York City Human Rights Law (prohibiting all of the above forms of employment discrimination).  You understand and acknowledge that this general release applies to all such employment-related claims that you now have or may have had through the effective date of this Agreement.

             d.    You also understand and acknowledge that there are various federal and state laws governing benefit issues, wage and hour issues, and other employment issues, including, but not limited to, the Employee Retirement Income Security Act (excluding claims for vested benefits), the Sarbanes-Oxley Act of 2002, the National Labor Relations Act, the Fair Labor Standards Act, the Equal Pay Act, the Worker Adjustment and Retraining Notification Act, the Family and Medical Leave Act, the New York Wage Payment Law, the Delaware Wage Payment and Collection Act, wage and hour laws, whistleblower laws and other laws.  You acknowledge that you are giving up any claims you may have under any of these statutes and under any other federal, state or municipal statute, ordinance, executive order or regulation relating to discrimination in employment, wage and hour issues, or in any way pertaining to employment relationships.  You also understand and acknowledge that you are giving up any and all claims for benefits including, but not limited to, life insurance, accidental death and disability insurance, sick leave or other employer provided plan or program; claims for distributions of income or profit; claims for reimbursement; claims for wages; claims for vacation or other leave time; claims relating to retirement, pension and/or profit sharing plans (excluding claims for vested benefits); claims for group health insurance coverage (excluding claims for COBRA continuation coverage); or any other claims.  You understand and acknowledge that this general release applies to all such employment-related claims that you now have or may have had through the effective date of this Agreement.

e.           You further agree that neither you, nor anyone on your behalf shall or may seek, or be entitled to recover reasonable attorneys’ fees and costs pursuant to any of the aforementioned federal, state or local statutes, or any other such laws.  You understand and acknowledge that the general release set forth in this paragraph applies to all claims and causes of action, including but not limited to, employment-related claims, which you now have or may have had through the date of this Agreement.

f.           The general release set forth in this paragraph is intended to comply with Section 201 of the Older Workers’ Benefit Protection Act of 1990, 29 U.S.C. § 626(f).  Accordingly, you acknowledge, represent and certify as follows:

(i)           that you waive all rights or claims under the Age Discrimination in Employment Act, 29 U.S.C. § 621 et seq. (“ADEA”), knowingly and voluntarily in exchange for consideration of value to which you would not otherwise have been entitled;

(ii)           that by this Agreement you have been advised in writing by the Company to consult with an attorney of your choice in conjunction with this Agreement and your decision to waive your rights or claims under the ADEA or otherwise;

(iii)           that you have been given a period of at least twenty-one (21) days within which to consider this Agreement and your decision to waive your rights under the ADEA or otherwise;

(iv)           that you have been informed by the Company and understand that you may revoke your acceptance of this Agreement for a period of seven (7) days after signing it, and that this Agreement will not become effective or enforceable until after the seven (7) day period has expired, and that any revocation you make shall be in writing, sent by regular mail or overnight mail for receipt within the seven (7) day revocation period to our attorney:  Mark L Lubelsky, Mark L. Lubelsky And Associates, 123 West 18th Street, 8th Floor, New York, New York 10011; and

             (v)   that you further understand that if you revoke your acceptance as described above, this Agreement shall be null and void in its entirety, and if you have not revoked this Agreement by the end of the seven (7) day period referenced in the last paragraph, this Agreement will be in full force and effect.

             g.    Notwithstanding any local or other law to the contrary, You expressly agree that this Agreement and this Paragraph 4 will extend and apply to all claims, injuries and damages that You may have against the Company or any Releasees at the time You sign this Agreement, regardless of whether you are aware or suspect such claims, injuries or damages at the time you sign this Agreement.

5.           Reimbursement: You agree that if you commence any action, proceeding or lawsuit or submit any claim or charge to any agency arising out of your employment with the Company that you will immediately reimburse to the Company any and all wages, monies and benefits that you received from the date of your execution of this Agreement and that the Company will have no further payment obligations to you.  You agree that even though you will be required to reimburse the Company as described immediately above and that all payment obligations of the Company will immediately cease if you commence an action proceeding or lawsuit or submit any claim or charge to any agency arising out of your employment with the Company that you will still be bound by all of the terms and conditions of this Agreement.

6.           No Admission and Joint Drafting:  This Agreement shall not be construed as an admission by the Company and/or You or that either has acted wrongfully with respect to the other.   This Agreement is the result of the joint efforts of You and the Company and no party shall be considered to be the drafter.  Any uncertainty or ambiguity shall not be interpreted against one party in favor of the other.

7.           Return of Company Property:  By signing this Agreement, you represent that you are in possession of certain Company property that may include laptop(s), computer(s) Blackberries, telephones, documents and other property, devices, and information of the Company in your possession, custody, or control including, but not limited to, any information contained in any computer files maintained by you during your employment with the Company.  You are authorized to retain the aforementioned Company property so long as you maintain the confidentiality of any Company information contained within said Company property.   You agree that if you cease to be a member of the GTJ Board of Directors that you will return or destroy the aforementioned Company Property at the discretion of the Company.

8.           No Re-Employment.  You agree that your employment relationship with the Company and its affiliates is being permanently and irrevocably severed, and you are not eligible for re-employment with the Company or its affiliates and you agree that any failure to re-employ you will not constitute a discriminatory action.   The Agreement specifically does not concern, limit or otherwise affect your continuing and ongoing role, duties or compensation as a Member of the GTJ Board of Directors.

9.           Unemployment Compensation.  The Company will not contest or object to any application you may make for unemployment compensation, during your period of unemployment.

10.           Entire Agreement, Severability and Signatures:  This Agreement sets forth the entire understanding of the parties and cannot be modified except in writing, signed by both you and the Company.   This Agreement may be executed in counterparts and each set of original executed counterparts shall be deemed an original copy of this Agreement.  Faxed and electronic signatures are authorized and acceptable and shall have the same force and effect as that of an original.  Should any of the material provisions of this Agreement be rendered invalid by a Court or government agency of competent jurisdiction, or should You fail to fulfill your obligations under it, the remainder of this Agreement shall, to the fullest extent permitted by applicable law and at the Company’s option, remain in full force and effect, and/or You shall be obligated to return, in full or in part, as determined by the Company, any and all consideration you received pursuant to the terms of this Agreement.

11.           Tax Reporting and Indemnification:  The Company will issue appropriate Internal Revenue Service Forms in the relation to the payment described in paragraph 3 above.  You agree to pay any amount that may be determined to be due and owing as taxes, interest and penalties arising out of the payment by the Company.  You agree to hold the Company harmless against, and to defend and indemnify the Company for and against any and all claims by the Internal Revenue Service or any other taxing authority or taxing agency (whether federal, state or local) which may be made against the Company arising out of any alleged failure to pay any appropriate taxes.

12.           Section 409A of the Internal Revenue Code.  The intent of the parties is that payments under this Agreement comply with or be exempt from Section 409A of the Code and the regulations and guidance promulgated thereunder (collectively “Section 409A”).

a.           Notwithstanding anything to the contrary in this Agreement, if the Company determines that (i) on the date your employment with the Company terminates, you are a Specified Employee (as defined in Section 409A) and (ii) any payments to be provided to you pursuant to this Agreement are or may become subject to taxes under Section 409A, then such payments shall be delayed until the date that is six (6) months and one day after the date of your Separation from Service (as defined in Section 409A) with the Company.

b.           Any terms of this Agreement that are undefined or ambiguous shall be interpreted by the Company in a manner that complies with Section 409A.

13.           Acknowledgement:  You further acknowledge and represent as follows:

a.           You have carefully read and fully understand all of the provisions of this Agreement, including the fact that you have agreed to release and forever discharge the Releasees from any legal action arising out of your employment with the Company, the terms and conditions of such employment, and the termination of that employment;

b.           You waive all rights and claims against Releasees, knowingly and voluntarily, in exchange for consideration of value to which you are not otherwise entitled;

c.           You have been advised in writing by the Company, and you have been given a reasonable opportunity, to consult with an attorney or advisor of your choice in connection with this Agreement, and your decision to waive any rights or claims you may have against Releasees;

d.           You have been given a reasonable period of time within which to consider this Agreement and your decision to enter into this Agreement.

14.           Employment Verification:  The Company will provide a neutral verification of your employment with the Company that will be limited to your name, job title and dates of employment and a statement that the provision of such information constitutes Company policy so long as the request is directed to:  Terry Manfredi, GTJ REIT, Inc., 60 Hempstead Avenue, Suite 718, West Hempstead, NY 11552

15.           Additional Remedies For Breach: You acknowledge and understand that if you breach any provision of this Agreement, the Company shall have, in addition to and without limiting any other remedy that it may have under this Agreement, in law or in equity, the right to a temporary and permanent injunction restraining any such breach, without any bond or security being required.  In any such proceeding, you waive any defense that the Company has an adequate remedy at law or that the injury suffered as a consequence is not irreparable.  In addition to any damages that the Company may be entitled to, you will reimburse to the Company its attorneys’ fees incurred in any action or proceeding in which it is determined that you breached the terms of this Agreement.

16.           Choice of Law and Jurisdiction:  The Parties agree that this Agreement is governed by the laws of the State of New York, without regard to principles on conflict of law.  The Parties consent to and agree that the sole jurisdiction and venue for the resolution of any disputes concerning this Agreement shall constitute the Supreme Court of the State of New York, County of Nassau, and/or the United States District Court for the Eastern District of New York unless specifically prohibited by applicable law.

17.           Deadline to Accept Offer:  You have 21 days from your receipt of this Agreement to accept this offer.  You were provided a copy of this offer on November 29, 2013.  You are strongly encouraged to consult with an attorney prior to your execution of this Agreement.

/s/ Jerome Cooper
Jerome Cooper                                                          Dated

State of New York                  )
            ) ss.:
County of                                )

On the                day of November in the year 2013 before me, the undersigned, a Notary Public in and for the State, personally appeared Jerome Cooper personally known to me or proved to me on the basis of satisfactory evidence to be the individual(s) whose name(s) is (are) subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their capacity(ies), and that by his/her/their signature(s) on the instrument, the individual(s) or the person upon behalf of which the individual(s) acted, executed the instrument.

________________________

/s/ Louis Sheinker
GTJ REIT, Inc.
By Louis Sheinker, as President and Chief Operating Officer

State of New York                )
    ) ss.:
County of                              )

On the                day of November in the year  2013 before me, the undersigned, a Notary Public in and for the State, personally appeared Louis Sheinker personally known to me or proved to me on the basis of satisfactory evidence to be the individual(s) whose name(s) is (are) subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their capacity(ies), and that by his/her/their signature(s) on the instrument, the individual(s) or the person upon behalf of which the individual(s) acted, executed the instrument.

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